

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 18, 2011

Mr. Steven M. Sterin
Senior Vice President and Chief Financial Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234

      RE: **Celanese Corporation**
             Form 10-K for the Fiscal Year ended December 31, 2010
             Form 10-Q for the Fiscal Quarter ended March 31, 2011
             File No. 1-32410

Dear Mr. Sterin:

We have reviewed these filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010


General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Liquidity and Capital Resources, page 60

2. Given your significant foreign operations, please enhance your liquidity disclosures to address the following:

- Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2010; and
- Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Item 15 – Exhibits and Financial Statement Schedules, page 77

Note 4 – Acquisitions, Dispositions, Ventures and Plant Closures, page 94

3. You disclose that upon the successful startup of the POM facility, your indirect economic interest in Ibn Sina will increase from 25% to 32.5%. In connection with this transaction, you reassessed the factors surrounding the accounting method for this investment and changed from the cost method of accounting for investments to the equity method of accounting for investments beginning April 1, 2010. Please tell us how you determined that this investment should be accounted for under the equity method of accounting beginning April 1, 2010. Please tell us the specific factors you considered in making this determination. In addition to the increase in your indirect economic interest, please tell us the other specific changes which led to the change in accounting. Please also tell us and clearly disclose whether there was a change in your ownership percentage. Refer to ASC 323-10-15-6 through 12.

Note 23 – Commitments and Contingencies, page 144

4. We note your disclosure that the ultimate outcome of any given matter may have a material adverse impact on your results of operations or cash flows in any given reporting period. With respect to each matter, please confirm that there is not a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. If there is a reasonable possibility and the amount of that loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by FASB ASC 450-20-50-3 and 450-20-50-4.

Note 27 - Earnings (Loss) Per Share, page 155

5. Your disclosures on page 132 indicate that you may have unvested share-based payment awards with dividend rights. Please clearly disclose the terms of these

rights, including whether they are nonforfeitable and participate in dividends with holders of common stock. Please address your consideration of ASC 260-10-45 and 55 in determining whether these awards represent participating securities and correspondingly whether you should use the two-class method of computing earnings per share.

Note 30 – Consolidating Guarantor Financial Information, page 156

6. Please address your consideration of the disclosures required by Rules 3-10(i)(8) to (10) of Regulation S-X. For example, Rule 3-10(i)(8) of Regulation S-X requires the following to be disclosed, if true:
   - Each subsidiary issuer or subsidiary guarantor is "100% owned" (as defined by Rule 3-10(h)(1) of Regulation S-X). Note that "wholly-owned," as defined in Rule 1-02(aa) of Regulation S-X, is not the same as "100% owned;"
   - All guarantees are full and unconditional; and
   - Where there is more than one guarantor, all guarantees are joint and several.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011

General

7. Please address the above comments in your interim filings as well.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief